Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Laura Anne Corsell Admitted in Pennsylvania & New York	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7598 lcorsell@mmwr.com

June 2, 2011

VIA EMAIL AND EDGAR
Mr. Vince DiStefano, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rochdale High Yield Advances Fund LLC (“RHYAF” or the “Fund”)
File No. 811-22539

Dear Mr. Di Stefano:

This letter, together with the accompanying memorandum (“Memorandum”) is being provided to you on behalf of RHYAF.  Its purpose is to respond to comments included in your letter to me, dated May 27, 2011 and to supplement information previously provided to you in our response to a prior comment letter, which was provided to you on May 9, 2011.  As you know, Rochdale Investment Management, LLC (“Rochdale”) serves as the investment adviser for RHYAF, and Peach Holdings, LLC (“Peachtree”) is the sole owner of the special purpose vehicle that is the issuer of the promissory note in which the Fund is designed to invest (“Portfolio Note”).  The Memorandum was prepared with the assistance of both Rochdale and Peachtree.

I will stress that all of the parties involved in the operation of the Fund, the sale of interests in the Fund (“Units”) and the acquisition by the Fund of the Portfolio Note are mindful of the Commission’s role in the financial markets and are committed to assisting the Commission’s staff in connection with its review of this matter in any way possible.  The parties are equally aware, however, of the significant business consequences that will be encountered in the event that the closing of the sale of the Fund’s Units and the simultaneous closing of the sale of the Portfolio Note to the Fund does not occur in the next few days.

In connection with this further response to your letters, we hereby request the opportunity to meet, either in person or via conference call, with members of the Commission’s staff to resolve remaining Staff comments.  As I have previously mentioned to you, senior officers of Rochdale and Peachtree are prepared to participate in such a meeting.  We believe that only through a direct discussion will a full a comprehensive understanding be achieved in a timely manner.  Due to the business exigencies, we hope that such a discussion can be scheduled not later than Friday June 3, 2011.

Division of Investment Management
June 2, 2011

I can be reached at your convenience at 215-772-7598 (office); via mobile telephone (215-218-8784) or via email (lcorsell@mmwr.com).  Many thanks for your consideration in this important matter.

Sincerely,

/s/ Laura Anne Corsell, Esq.

Enclosure

cc	Mr. Barry Miller, Chief Accountant, Division of Investment Management
Garrett D’Alessandro, President, Rochdale Investment Management
James Terlizzi, President, Peach Holdings, LLC
Joe Alley, Esq.
Bruce Hiler, Esq., Special Counsel to Peachtree